Exhibit (a)(1)(F)

IMMEDIATE ATTENTION REQUIRED

February 23, 2015

Re: Fidelity National Financial, Inc. 401(k) Profit Sharing Plan

Tender Offer for Shares of FNFV Group Common Stock

Dear Plan Participant:

The enclosed tender offer materials and Trustee Direction Form require your immediate attention. Our records reflect that, as a participant in the Fidelity National Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”), all or a portion of your individual account is invested in an employer stock fund in the Plan (the “FNFV Group 401(k) Stock Fund”). The enclosed tender offer materials describe an offer by Fidelity National Financial, Inc. (“FNF” or the “Company”) to purchase (the “Offer”), using cash attributed to its FNFV Group, up to $185,000,000 of its FNFV Group common stock (also referred to as the “Shares”) at a purchase price not greater than $15.40 nor less than $14.30 per share in cash, as described in the enclosed Offer to Purchase, dated February 23, 2015, as it may be amended (the “Offer to Purchase”), upon the terms and subject to the conditions described in the Offer, receipt of which is hereby acknowledged. If you direct the Trustee (as defined below) to tender some or all of the Shares attributable to your account, as of 4:00 p.m., New York City time, on March 18, 2015, certain transactions involving the Shares attributable to your Plan account, including all exchanges out, loans, withdrawals and distributions, will be suspended until all processing related to the Offer has been completed, unless the Offer is extended or terminated. For more information, please see the section entitled “EFFECT OF THE OFFER ON YOUR PLAN ACCOUNT” below.

After 12:00 midnight, New York City time, at the end of the day on Friday, March 20, 2015 (unless the Offer is extended pursuant to the terms of the Offer to Purchase), FNF will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $14.30 and not more than $15.40 per Share, that the Company will pay for Shares validly tendered in the Offer and not validly withdrawn. The Purchase Price will be the lowest price per Share of not less than $14.30 and not more than $15.40 that will enable the Company to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $185,000,000. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased. Upon the terms and subject to the conditions of the Offer, if Shares having an aggregate purchase price of less than $185,000,000 are validly tendered and not validly withdrawn, FNF will buy all Shares validly tendered and not validly withdrawn. Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares having an aggregate purchase price of $185,000,000 are validly tendered at or below the Purchase Price and not validly withdrawn.

You are being asked to provide direction on how to respond to the Offer, as explained more fully herein. You may tender all or part of the Shares which are attributable to your interest in the FNFV Group 401(k) Stock Fund. The FNFV Group 401(k) Stock Fund is established to facilitate the investment in Shares for participants in the Plan. It operates similar to a mutual fund. The fund is invested primarily in Shares with a small portion in a money market fund to cover the cash needs in the fund, such as participant investment transfers and benefit distributions. Currently, about 98% of the value of the FNFV Group 401(k) Stock Fund is attributable to Shares and the remaining 2% is attributable to a money market fund (the percentages can vary from time to time depending upon changes in the fund such as the value of Shares, additional investment in the fund by participants and the amount of distributions being made from the fund). Participants hold units of the FNFV Group 401(k) Stock Fund representing their proportionate interest in the FNFV Group 401(k) Stock Fund; therefore, each unit of the FNFV Group 401(k) Stock Fund represents your proportionate interest in the Shares held by the fund and the money market investment portion of the fund. Please note that the number of Shares attributable to your interest in the FNFV Group 401(k) Stock Fund and credited to your Plan account is indicated as of a specified date on the enclosed Trustee Direction Form. Such number of Shares may change prior to the end of the Offer period as a result of activity in your Plan account or changes in the percentage of the fund invested in Shares. Since the percentage of the FNFV Group 401(k)

Stock Fund invested in Shares and the money market fund is typically stable, changes in the number of Shares attributable to your interest in the FNFV Group 401(k) Stock Fund is generally due to activity in your account, such as contributions, investment transfers and distributions.

FNF is not offering to repurchase any shares of FNF Group common stock. The FNFV Group 401(k) Stock Fund does not hold shares of FNF Group common stock, which are held in a separate employer stock fund in the Plan. The Offer relates to shares of the Company’s FNFV Group common stock.

Enclosed are Offer materials and a Trustee Direction Form that require your immediate attention. As described below, as a participant under the Plan, you have the right to instruct Wells Fargo Bank, N.A. (the “Trustee”), as Trustee of the Plan, concerning whether to tender all or a portion of the Shares attributable to your individual account under the Plan, and at what price or prices.

If you wish to instruct the Trustee with respect to the Offer, you will need to complete the enclosed Trustee Direction Form and return it to the Trustee’s tabulator in the enclosed return envelope so that it is RECEIVED by 4:00 p.m., New York City time, on March 18, 2015. NO FACSIMILES OF THE TRUSTEE DIRECTION FORM WILL BE ACCEPTED.

As described in the Offer to Purchase, the Company has the right to extend the Offer for certain periods. In the event that the Offer is extended, if administratively feasible, the deadline for receipt of your Trustee Direction Form will be 4:00 p.m., New York City time, on the 3rd business day prior to the expiration of the Offer, as extended. If the deadlines set forth in this letter change, you may call the Trustee at (800) 728-3123 to obtain updated information on the Plan participant direction deadline.

The remainder of this letter summarizes your rights under the Plan and the procedures for directing the Trustee. The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of the holders of Shares; please carefully read the Offer to Purchase in its entirety to fully understand the Offer.

PARTICIPANT RIGHTS UNDER THE PLAN

The Company’s Offer extends to the Shares held by the Plan. As of February 17, 2015, the Plan held approximately 1,718,416 Shares. Only the Trustee, as Trustee of the Plan, can tender these Shares in the Offer. Nonetheless, as a participant in the Plan, you have the right to direct the Trustee to tender all, a portion or none of the Shares attributable to your individual account under the Plan, and at what price or prices. Unless otherwise required by applicable law, the Trustee will tender Shares in accordance with participant instructions that are received by our deadline described above and the Trustee will not tender Shares attributable to participant accounts for which it does not receive timely instructions. The Trustee will tender Shares in the Plan that have not been allocated to an individual account in the same proportion and at the same prices as they tender Shares for which they receive participant directions, unless otherwise required by applicable law.

The Trustee makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The enclosed Trustee Direction Form allows you to specify the percentage of the Shares attributable to your account that you wish to tender and the price or prices at which you want to tender Shares attributable to your account. As detailed below, when the Trustee tenders Shares on behalf of the Plan, they may be required to tender Shares on terms different than those set forth on your Trustee Direction Form.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the trust agreement between FNF and the Trustee prohibit the sale of Shares to the Company for less than “adequate consideration” which is defined by ERISA for a publicly traded security as the price of the security prevailing on a national securities exchange. the Trustee will determine “adequate consideration,” based on the prevailing market price of the Shares on the New York Stock Exchange on or about the date the Shares are tendered by the Trustee (the “prevailing market price”). To determine the prevailing market price, the Trustee will look to the New York Stock Exchange Official Close Price as listed on nyse.com. Accordingly, depending on the prevailing market price of the Shares on such date, the Trustee may be unable to follow participant directions to tender Shares to the Company at certain prices within the offered range. The Trustee will tender or not tender Shares as follows:

•	If the prevailing market price is greater than the maximum tender price offered by the Company ($15.40 per Share), notwithstanding your direction to tender Shares in the Offer, the Shares will not be tendered.

•	If the prevailing market price is equal to or lower than the price at which you direct the Shares to be tendered, the Trustee will follow your direction both as to the percentage of Shares to tender and as to the price at which such Shares are tendered.

•	If the prevailing market price is greater than the price at which you direct the Shares to be tendered but within the range of $14.30 to $15.40, the Trustee will follow your direction regarding the percentage of Shares to be tendered, but will increase the price at which such Shares are to be tendered to the lowest tender price that is not less than prevailing market price.

•	If the prevailing market price is within the range of $14.30 to $15.40, for all shares directed to be tendered “at a price determined pursuant to the Offer,” the Trustee will tender such Shares at the lowest tender price that is not less than the prevailing market price.

CONFIDENTIALITY

To assure the confidentiality of your decision, the Trustee’s tabulator will tabulate the Trustee Direction Forms. The tabulator will not make the results of your individual direction available to the Company.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Trustee Direction Form that should be completed and returned in the enclosed envelope. The number of Shares attributable to your individual Plan account as of February 18, 2015, is indicated on the Trustee Direction Form. Please note that the Trustee will apply your instructions to the number of Shares attributable to your account as of March 19, 2015, unless the Offer is extended, in which case the Trustee will apply your directions to the number of Shares attributable to your account as of a later date, if administratively feasible.

If you do not properly complete and return the Trustee Direction Form by the deadline specified, subject to any extensions of the Offer, the Shares attributable to your account will be considered uninstructed and will not be tendered in the Offer, unless otherwise required by applicable law.

To properly complete your Trustee Direction Form, you must do the following:

1.	On the face of the Trustee Direction Form, check Box 1 or 2. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you do not want the Shares attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.

•	CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (in whole numbers) of Shares attributable to your individual account that you want to tender at each price indicated.

You may direct the tender of Shares attributable to your account at different prices. To do so, you must state the percentage (in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price. Also, you may elect to accept the per Share purchase price to be determined pursuant to the Offer, which will result in receiving a price per Share as low as $14.30 or as high as $15.40. Leave a given line blank if you want no Shares tendered at that particular price. The total of the percentages you provide on the Trustee Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed the Trustee NOT to tender the balance of the Shares attributable to your individual account.

2.	Date and sign the Trustee Direction Form in the space provided.

3.	Return the Trustee Direction Form in the enclosed return envelope so that it is received by the Trustee’s tabulator at the address on the return envelope (FNF 401(k) Tabulator, Attn: Ryan Conover, Wells Fargo Inst. Ret. & Trust, MAC N9113-030, 2700 Snelling Ave North, Suite 300, Roseville, MN 55113) not later than 4:00 P.M., New York City time, on March 18, 2015, unless the Offer is extended, in which case the participant deadline shall be two (2) business days prior to the expiration date of the Offer, if feasible. If you wish to return the form by overnight courier, please send it to the Trustee’s tabulator at FNF 401(k) Tabulator, Attn: Ryan Conover, Wells Fargo Inst. Ret. & Trust, MAC N9113-030, 2700 Snelling Ave North, Suite 300, Roseville, MN 55113. Directions via facsimile will not be accepted.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on March 18, 2015. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling the Trustee at (800) 728-3123. Upon receipt by the Trustee’s tabulation agent of a new, completed, signed and dated Trustee Direction Form by the deadline, your previous direction will be deemed cancelled. Please note that the last timely, properly completed direction received by the Trustee’s tabulation agent from a participant will be followed.

After the deadline for returning the Trustee Direction Form, the tabulator will complete the tabulation of all properly completed and timely delivered directions and, unless otherwise required by law, the Trustee, as Trustee, will tender the appropriate number of Shares on behalf of the Plan.

The Company will then buy all Shares, up to $185,000,000 of Shares, that were properly tendered through the Offer. If there is an excess of Shares tendered over the exact number desired by the Company, Shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

The preferential treatment of holders of fewer than 100 Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Shares held within their individual accounts. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.

EFFECT OF THE OFFER ON YOUR PLAN ACCOUNT

If you direct the Trustee to tender some or all of the Shares attributable to your account, as of 4:00 p.m., New York City time, on March 18, 2015, certain transactions involving the Shares attributable to your Plan account, including all exchanges out, loans, withdrawals and distributions, will be suspended until all processing related to the Offer has been completed, unless the Offer is extended or terminated. We currently anticipate that this freeze will last until approximately March 27, 2015. In the event that the Offer is extended, this freeze on certain transactions will, if administratively feasible, be temporarily lifted until five (5) business days prior to the new completion date of the Offer, as extended, at which time a new freeze on all transactions involving the Shares attributable to your account will commence. You can call the Trustee at (800) 728-3123 to obtain updated information on expiration dates, deadlines and freezes.

During the period of the freeze, you will be unable to direct or diversify the assets in your account attributable to Shares. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the freeze period. Be aware that if you elect to tender some but not all of your Shares, you will not be able direct the sale of the remaining Shares until the end of the freeze period.

The period of the freeze is considered a “blackout period” under Federal law. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. In this case, the tender offer was publicly announced, and commenced, on February 23, 2015 and is scheduled to end on March 20, 2015. The Trustee requires that in order to process tender directions the blackout period must begin on March 18, 2015. As the administratively required blackout period for the plan will begin less than 30 days after this notice, it was not possible to give you notice at least 30 days in advance of the commencement of the blackout period.

If you direct the Trustee to NOT tender any of the Shares attributable to your account or you do not return your Trustee Direction Form in a timely manner, you will continue to have access to all transactions normally available to you under the Plan and your Shares will not be subject to the blackout period.

INVESTMENT PROCEEDS

For any Shares in the Plan that are tendered and purchased by the Company, the Company will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

The Trustee will invest all cash proceeds received by the Plan as soon as administratively feasible after receipt of these proceeds. This cash will be applied according to each participant’s investment election for new contributions to the Plan. You may call the Trustee at (800) 728-3123 after the reinvestment is complete to learn more about these and any additional effects of the Offer on your Plan account. Once the freeze period described above is completed, you will be able to direct the investment of these proceeds into any other investment option available under the Plan.

SHARES OUTSIDE THE PLAN

If you hold Shares directly (i.e., outside the Plan), you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those materials may not be used to direct the Trustee to tender Shares attributable to your individual account under the Plan. The direction to tender Shares attributable to your individual account under the Plan may only be made by means of the Trustee Direction Form in accordance with the procedures in this letter and the enclosed Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to tender non-Plan Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to direct the Trustee to tender Shares attributable to your individual account under the Plan, please contact the Trustee toll free at (800) 728-3123. If you require additional information concerning the terms and conditions of the Offer, please contact Georgeson Inc., the information agent, toll free at (800) 261-1047.

Sincerely,

Karen M. Harper

Vice President Corporate Human Resources

Fidelity National Financial, Inc.

5